Exhibit 4.1

AMENDMENT NO. 1 TO FRESH HEALTHY VENDING INTERNATIONAL, INC. 2013 EQUITY INCENTIVE PLAN

This Amendment No. 1 ("Amendment") to the Fresh Healthy Vending International, Inc. (the "Company") 2013 Equity Incentive Plan ("the Plan") is effective as of July 13, 2015.  All capitalized terms used but not otherwise defined in the Amendment shall have the meanings ascribed to them in the Plan.

WHEREAS, on July 13, 2015, the Board of Directors of the Company approved an amendment to the Plan to increase the number of shares available for awards under the Plan; and
WHEREAS, on July 13, 2015, a majority of the shareholders of the Company, upon the recommendation of the Board of Directors, approved an amendment to the Plan to increase the number of shares available for awards under the Plan.

NOW, THEREFORE, in accordance with Section 15(b) of the Plan, the Plan is hereby amended as follows:

1.	Amendment. Section 5(a) of the Plan is hereby deleted in its entirety and replaced with the following:

"(a)
Basic Limitation.  The stock issuable under the Plan shall be authorized but unissued Shares.  The aggregate number of Shares reserved for Awards under the Plan is 4,000,000, subject to adjustment pursuant to Section 11."

2.	No Additional Modifications to the Plan. Except as set forth herein, the terms and provisions of the Plan shall remain unchanged and shall continue in full force and effect.